UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

6529 E Friess Drive

Scottsdale, AZ 85254

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

   X . Form 20-F       . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes      . No  X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

On February 1, 2016, the Board of Directors of the Company appointed Mr. Robert M. Hughes (“Mr. Hughes”) as a member of the Board of Directors of the Company to serve a term of one year or until his successor is duly appointed. Mr. Hughes accepted such appointment.

The biography of Mr. Hughes is set forth below:

Mr. Hughes, 63, is the founder and Chief Executive Officer of Hughes Relocation Services Inc., a company engaged in local and interstate transportation of private residences and office and industrial establishments as agents for United Van Lines and Mayflower Transit.  From 2005-2013, Mr. Hughes was a franchise owner of PODS, the second largest PODS franchise servicing New Jersey, Delaware and Eastern Pennsylvania. He currently also serves as a Director on several corporate and local boards in his community, including the Tristate Household Goods Tariff Bureau and the Central Bucks Chamber of Commerce.  Mr. Hughes received a Bachelor Degree from Lasalle University in 1974 and a Masters Degree from George Washington University in 1976.

 Family Relationships

Mr. Hughes is not related to any officer or Director of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2016	TOMBSTONE EXPLORATION CORPORATION

/s/ Alan Brown
By: Alan Brown
Its: President and Chief Executive Officer